Exhibit 99.1

Sun Life Financial announces election of directors

TORONTO, ON (May 9, 2018) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced that the 11 nominees listed in the management information circular dated March 19, 2018 were elected as directors of Sun Life Financial. The detailed results of the vote held at its annual meeting of common shareholders today in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
William D. Anderson	289,764,296	99.9%	403,929	0.1%
Dean A. Connor	289,750,930	99.9%	417,295	0.1%
Stephanie L. Coyles	289,753,817	99.9%	414,408	0.1%
Martin J. G. Glynn	289,734,174	99.9%	434,051	0.1%
Ashok K. Gupta	288,908,502	99.6%	1,259,723	0.4%
M. Marianne Harris	289,362,069	99.7%	806,156	0.3%
Sara Grootwassink Lewis	285,774,774	98.5%	4,393,451	1.5%
Christopher J. McCormick	289,626,471	99.8%	541,754	0.2%
Scott F. Powers	289,691,193	99.8%	477,032	0.2%
Hugh D. Segal	289,648,606	99.8%	519,619	0.2%
Barbara G. Stymiest	289,741,550	99.9%	426,675	0.1%

The voting results on all matters voted at the annual meeting of common shareholders held earlier today will be available shortly on www.sunlife.com and through Canadian and U.S. securities regulators at www.sedar.com and www.sec.gov, respectively.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2018, Sun Life Financial had total assets under management (“AUM”) of $979 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Greg Dilworth
Manager, Media & PR	Vice-President
Corporate Communications	Investor Relations
T. 647-256-2596	T. 416-979-6230
irene.poon@sunlife.com	investor.relations@sunlife.com